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            SUNRISE INTERNATIONAL LEASING CORPORATION ANNOUNCES
                    RECEIPT OF PROPOSAL FROM MANAGEMENT

GOLDEN VALLEY, Minn., Sept. 8, 1999 -- Sunrise International Leasing Corporation (Nasdaq: SUNL) announced today that it has received a non-binding proposal from Peter J. King to acquire all of the outstanding shares of Sunrise, other than shares owned or controlled by Mr. King. Mr. King is Chief Executive Officer and the Chairman of the Board of Directors of Sunrise. Mr. King and entities he controls beneficially own 4,617,550 shares of Sunrise's Common Stock, or approximately 59.4% of the outstanding shares.

It is contemplated that Sunrise will establish a Special Committee of the Board of Directors to negotiate and consider this proposal. It is expected that the Special Committee will engage counsel and financial advisors in connection with its role.

The structure and terms of any proposed transaction between Mr. King and Sunrise are expected to be determined through negotiations between Mr. King and the Special Committee. The proposal is subject to, among other things, the determination of the price and structure of the transaction and the execution of a definitive acquisition agreement. Until execution of a definitive agreement, Mr. King retains the right to terminate negotiations for any reason.

Sunrise does not anticipate making further announcements regarding the proposed transaction until such time as an agreement has been reached regarding the definitive terms of the proposed transaction or until negotiations are terminated.

Sunrise International Leasing Corporation, established in 1989 and based in Golden Valley, Minn., offers a wide range of leasing options to manufacturers, distributors, resellers and to end users. Sunrise International Leasing Corporation is traded on the Nasdaq National Market under the symbol "SUNL."

CONTACT: Peter J. King of Sunrise International Leasing Corporation,
612-593-1904